United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Or

☐Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

(Full title of the Plan)

Frontier Communications Corporation

3 High Ridge Park

P.O. Box 3801

                Stamford, CT  06905

(Name of issuer of the securities held

pursuant to the Plan and the address

of its principal executive offices)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2014	3

Notes to Financial Statements	4 - 11

Supplemental Schedules: *

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014	12

Signature	13

Consent of Independent Registered Public Accounting Firm	14

* Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Company CPAs, P.C.

Certified Public Accountants

Insero & Company CPAs, P.C.

Certified Public Accountants

Rochester, New York

June 15, 2015

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$116,758,973	$106,770,430

Notes receivable from participants	9,064,306	8,452,706

Net assets available for benefits, at fair value	125,823,279	115,223,136

Adjustment from fair value to contract value for
interest in a collective trust relating to fully benefit-
responsive investment contracts	(103,086)	(102,365)
Net assets available for benefits	$125,720,193	$115,120,771

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

2014
Additions to net assets attributed to:
Investment income from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	$7,031,844

Interest on notes receivable from participants	264,500

Contributions:
Participant	6,869,362
Employer	3,931,270
Rollovers	109,770
Total contributions	10,910,402

Total additions	18,206,746

Deductions from net assets attributed to:
Benefits paid to participants	(7,553,880)
Administrative and other expenses	(53,444)
Total deductions	(7,607,324)

Net increase in net assets available for benefits	10,599,422

Net assets available for benefits:
Beginning of year	115,120,771
End of year	$125,720,193

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

(1)     Description of the Plan

General

The following brief description of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)     Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation (“Frontier” or the “Company” or the “Plan Administrator”).  Under the terms of the Plan, non-salaried employees including those that were eligible under the Verizon Communications Inc. (“Verizon”)  Plan on June 30, 2010 are eligible to participate in the Plan provided that the employee is employed by a participating employer in an eligible class of employees. Generally, salaried employees, leased employees, individuals not on the employer’s payroll, and employees of Frontier or any other Frontier company other than Frontier Communications Corporate Services Inc. are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 1, 2010, Frontier acquired the defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those territories.

Under the terms of the agreements between Verizon and Frontier, Frontier established a  benefit plan for former Verizon employees who were transferred to Frontier that provides benefits that are identical in all material respects to the benefits received by them under the Verizon Savings and Security Plan for Mid-Atlantic Associates (“the Verizon Plan”).

(b)     Contributions

Eligible employees may contribute, in 1% increments, up to 16% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2014 was $17,500.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”).  The maximum allowable catch-up contribution for 2014 was $5,500.  No matching contributions are made with respect to a participant’s catch-up contributions.

The Company contributes $0.82 on each dollar contributed by a participant up to 6% of each participant’s eligible compensation. The Company contributions are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

 (c)    Participant Accounts

Each participant’s account is credited with the participant’s contributions  and an allocation of (a) the Company’s contribution and (b) investment earnings or losses and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

(d)     Vesting

Participants are vested immediately in their contributions plus the allocated earnings thereon.  Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death or attainment of normal retirement age while an employee.  For any other termination of employment, Company contributions and related earnings fully vest after three years of service.

(e)     Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the end of the month prior to which the loan is processed and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan.

(f)     Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive a lump-sum distribution in cash or stock for any balance invested in the Verizon Communications Inc. Common Stock Fund or the Frontier Communications Corporation Common Stock Fund for the vested portion of his/her account. Participants may also elect to receive 2 to 20 annual installments or monthly or annual installments over a period equal to the life expectancy of the participant.  If the value of the terminating participant's vested account balance does not exceed $1,000, the participant’s balance will be distributed automatically at that time.

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59  ½ or financial hardship.

(g)     Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future contributions of the Company. As of December 31, 2014, forfeited nonvested Company contributions totaled approximately $36,000. Forfeited nonvested Company contributions of approximately $17,000 were used to partially fund the Company contributions for the year ended December 31, 2014.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

(h)     Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by the Company.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)      Dividends

Dividends attributable to the participant’s interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund, unless the participant elects, in a manner approved by the Retirement Plan Committee, to receive dividends entirely in cash.  All cash dividends are received by Fidelity Management Trust Company (the “Trustee”), and distributed to participants in cash no later than 90 days after the close of the Plan year.

(j)     Investments

The Plan’s investments are in a Master Trust, which provides for the investment of assets of the Plan and another Frontier sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The Verizon Common Stock Fund and the AT&T Common Stock Fund are closed to new contributions or exchanges.  However, any amounts invested in this fund will remain unless a participant changes their investment options.  A participant can exchange out of this investment into any of the other investment options under the Plan, except the Frontier Common Stock Fund.

The Plan restricts a participant’s ability to invest in Frontier Communications Corporation common stock if the value of the Company stock fund exceeds 15% of the total value of the participant’s account.  In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

(k)     Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

(b)     Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)     Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year. Money market funds are valued at the net asset value of shares held at year end.  In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2014 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Master Trust as of December 31, 2014.

(d)     Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)     Payment of Benefits

Benefits to participants are recorded when paid.

(f)     Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

(3)     Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 7% and 9%, respectively.

The following table presents the fair values of investments for the Master Trust as of December 31, 2014 and 2013:

	2014	2013

Frontier Common Stock	$34,249,687	$24,293,549
Verizon Common Stock	123,176,811	137,950,967
AT&T Common Stock	114,455,799	-
BrokerageLink Common Stock	1,312,105	919,886
Registered Investment Companies	1,115,514,032	851,937,727
Collective Trusts	179,442,984	130,300,667
Money Market Funds	3,378,427	1,561,755
Investments, at fair value	1,571,529,845	1,146,964,551

Receivables	25,761	54,523

	$1,571,555,606	$1,147,019,074

Investment income (loss) of the Master Trust for the year ended December 31, 2014 is as follows:

Common Stock	$(558,504)
Registered Investment Companies	12,522,907
Net appreciation in fair value of investments	11,964,403
Interest and dividends	70,882,953

$82,847,356

The only investment that represents 5% or more of net assets available for benefits as of December 31, 2014 and 2013 was the Plan’s interest in the Master Trust.

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

The input levels in the hierarchy of fair value measurements are as follows:

Input Level	Description of Input
Level 1	Observable inputs such as quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Master Trust Fair Value Measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$34,249,687	$34,249,687	$-	$-
Verizon Communications Inc.
Common Stock	123,176,811	123,176,811	-	-
AT&T Inc. Common Stock	114,455,799	114,455,799	-	-
BrokerageLink Common Stock	1,312,105	1,312,105	-	-
Registered Investment Companies	1,115,514,032	1,115,514,032	-	-
Collective Trusts	179,442,984	-	179,442,984	-
Money Market Funds	3,378,427	-	3,378,427	-
Total investments at fair value	$1,571,529,845	$1,388,708,434	$182,821,411	$-

	Master Trust Fair Value Measurements at December 31, 2013
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$24,293,549	$24,293,549	$-	$-
Verizon Communications Inc.
Common Stock	137,950,967	137,950,967	-	-
BrokerageLink Common Stock	919,886	919,886	-	-
Registered Investment Companies	851,937,727	851,937,727	-	-
Collective Trusts	130,300,667	-	130,300,667	-
Money Market Funds	1,561,755	-	1,561,755	-
Total investments at fair value	$1,146,964,551	$1,015,102,129	$131,862,422	$-

(4)     Related Party Transactions

Certain investments in the Master Trust are in shares of registered investment companies and a collective trust that are managed by Fidelity Management Trust Company.    Fidelity Management Trust Company

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

acts as the trustee as defined by the Plan and, therefore, transactions involving these assets  qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company amounting to $34,249,687 and $24,293,549 as of December 31, 2014 and 2013, respectively.

(5)     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Act. In the event of plan termination, participants will become 100% vested in their accounts.

(6)     Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated September 24, 2013, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. Although the Plan has been amended, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(7)     Risks and Uncertainties

The Plan offers a number of investment options including the Company’s common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, Verizon Communications Inc. Common Stock Fund and AT&T Inc. Common Stock Fund, each of which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2014 and 2013

(8)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013

Net Assets Available for Benefits per the Financial Statements	$125,720,193	$115,120,771

Adjustments from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
investment contracts	103,086	102,365

Net Assets Available for Benefits per the Form 5500	$125,823,279	$115,223,136

Net Increase in Net Assets Available for Benefits per the
Financial Statements	$10,599,422

Change in adjustment from contract value to fair value for
interest in a collective trust relating to fully benefit-responsive
investment contracts	721

Net Income per the Form 5500	$10,600,143

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

EIN #06-0619596 Plan #053

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c) and (d)	(e)

	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 15 years, with interest
		rates ranging from 3.25% to 9.25%	$9,064,306

*Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications Corporate Services Inc.

Savings and Security Plan for Mid-Atlantic Associates

By   /s/  Donald Daniels

Donald Daniels

Senior Vice President and Controller

(On behalf of Frontier Communications Corporation as Plan Administrator)

June 15,  2015

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement on Form S-8 (No.  333-203625) of Frontier Communications Corporation of our report dated June 15,  2015, relating to the statements of net assets available for benefits of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, which report appears in the Annual Report on Form 11-K.

/s/ Insero & Company CPAs, P.C.

Certified Public Accountants

Rochester, New York

June 15,  2015